Rule 424(b)(3)
                                                 File No. 333-119493


                        McKENZIE BAY INTERNATIONAL, LTD.

                SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 15, 2004

Our shares have been authorized for quotation on the OTC Bulletin Board.

The address of our principal office has been changed to 37899 Twelve Mile Road, Suite 300, Farmington Hills, MI 48331.

As stated in the prospectus, in October 2004 installation of a 100kW DWT prototype was completed at the Universite du Quebec en Abitibi-Temiscamingue, in Rouyn-Noranda, Quebec Canada, our long term research and development site. The prototype has generated peak power of 104 kW, at a significantly lower wind speed than its 100 kW rated capacity which is more electricity, at lower wind speeds, than we originally projected. Other testing has not been completed and is ongoing.

In December 2004 we granted an option for the purchase of 150,000 shares to each of Messrs. Bakeman and Westerholm under our 2001 Employee Incentive Stock Option Plan exercisable at $1.22 and $1.35 per share, respectively. One-third of the option amount of shares became immediately exercisable when the options were granted. An additional one-third may be acquired on or after December 6, 2005 and the remaining shares may be acquired on and after December 6, 2006. Mr. Bakeman's option expires on December 5, 2014 and Mr. Westerholm's option expires on December 5, 2009.

The annual salaries of Messrs. Bakeman and Westerholm have been increased to $200,000 and $225,000, respectively.

Donald C. Harms has become our general counsel pursuant to a three-year contract under which he will receive an annual base salary of $175,000. The other terms of the contract will be substantially the same as those of the contracts with our three executive officers. Mr. Harms also received an option for the purchase of 150,000 shares similar to the option granted to Mr. Bakeman as described above. The per share exercise price of Mr. Harms' option is $1.00 per share, the market value of our shares on the day that Mr. Harms' employment began.

Beginning in December 2004, each of the independent members of our Board of Directors receives compensation at the annual rate of $10,000 to accrue and to be paid when the Board of Directors determines that there are sufficient funds.

Michel Garon has become the Project Manger for Dermond Inc. Because Lac Dore Mining Inc. has not begun development, Mr. Garon was not being fully utilized in his role of General Manager. In January 2005, Mr. Garon became the President of Lac Dore Mining Inc. Approximately 57% of Mr. Garon's salary, per his contract with us, will be payable by Dermond Inc., with the remainder payable by Lac Dore Mining Inc. If Lac Dore Mining Inc. begins development, Mr. Garon may return to his former position. In January 2005, Jonathan Hintz became the Vice President of Operations for WindStor Power Co.

In April 2005, Doris Galvin became the President of WindStor Power Co., pursuant to a three-year contract under which she will receive an annual base salary of $225,000. The other terms of the contract will be substantially the same as those of the contracts with our other executive officers. Ms. Galvin also received an option for the purchase of 150,000 shares similar to the option granted to Messrs. Bakeman and Harms as described above. The per share exercise price of Ms. Galvan's option is $0.97 per share, the market value of our shares on the day that Ms. Galvin's employment began.

On January 10, 2005, we borrowed $1,000,000 from Cornell Capital Partners and issued our promissory note to Cornell Capital Partners in that amount. At the same time, we placed 1,000,000 shares of common stock in escrow with an escrow agent designated by Cornell Capital Partners and we deposited with the escrow agent 19 requests for advances under the Standby Equity Distribution Agreement, each in the amount of $50,000 and one such advance in the amount of $75,479.45. The escrow agent has agreed to release the requests to Cornell Capital Partners every seven days beginning January 17, 2005. Upon the release of each request, the appropriate number of our shares held in escrow will be issued to Cornell Capital Partners.

The promissory note issued to Cornell Capital Partners bears interest at the annual rate of 12% and is payable on or before June 4, 2005. Proceeds from the sale of the shares issued to Cornell Capital Partners will be utilized in payment of outstanding amounts under the promissory note. In the event that during the life of the promissory note, the proceeds from the sales of the escrowed shares are insufficient to repay all amounts due, we will immediately place in escrow such number of additional shares of our common stock of which the proceeds of the sale of such shares shall be sufficient to repay all amounts due under the promissory note. There is no limit on the number of shares we may be required to issue to Cornell Capital Partners to satisfy our obligation under the promissory note. Any decline in the market price of our shares will increase the number of shares we would otherwise be required to issue to Cornell.

On each of February 14, 2005 and March 14, 2005 we borrowed an additional $1,000,000 from Cornell Capital Partners under the same terms and conditions, except that the weekly advances will begin June 6, 2005 and the promissory notes are payable on or before October 17, 2005 and October 21, 2005, respectively. The share escrow with respect to the loans consists of 2,000,000 shares and 1,000,000 shares, respectively. On May 12, 2005 we borrowed an additional $500,000 from Cornell Capital Partners under the same terms and conditions. Weekly advances will begin June 6, 2005 and the promissory note is payable on or before October 21, 2005. The share escrow with respect to that loan consists of 1,000,000 shares.

On January 10, 2005, we entered into a consulting agreement with Stone Street Advisors, LLC. under which Stone Street will provide advisory services to us with regard to various types of financial arrangements, including, equity line of credit financing, debt financing, other forms of direct investment in us and general corporate matters. The agreement with Stone Street provides that we will pay an amount as agreed upon in the future. We have paid Stone Street an aggregate of $87,500 from the proceeds we have received from Cornell Capital Partners in connection with the four promissory notes. If we engage in any more funding transactions with Cornell Capital Partners outside of the scope of the Standby Equity Distribution Agreement, we anticipate that we will compensate Stone Street at a similar rate. The initial term of the agreement is for a period of one year. Thereafter, unless previously terminated, and neither party has given notice of termination, the agreement will be automatically renewed for successive one year periods. Either party may terminate the agreement without cause by giving written notice of termination to the other party. Stone Street is an affiliate of and is under common control with Cornell Capital Partners.

The percentage amounts in our prospectus relating to the effective discount in connection with purchases of our shares by Cornell Capital Partners do not reflect escrow fees of $500 per purchase, consulting fees payable to Stone Street Advisors, LLC or interest under the promissory notes.

In response to a letter from a regulatory agency of the state of Michigan, we have provided it with certain information concerning the offer and cash sale of our shares and promissory notes. We believe that since December 31, 2002, we have sold an aggregate of 9,000 shares of our common stock to two Michigan investors for approximately $7,253 in violation of the registration provisions of the Michigan Uniform Securities Act. We made an offer to those investors to refund their purchase price with interest at 6% per year from the date of payment. The investors did not accept our offer. Reference is made to the disclosure under the caption "Risk Factors" in our prospectus relating to offers and sales of our securities.

Subsequent to December 31, 2004, Lac Dore Mining Inc. did not remit scheduled quarterly repayments of approximately $106,000 due under two separate interest free loan agreements with the Government of Canada. These loans are unsecured and are the obligations solely of Lac Dore Mining Inc. The quarterly payments were made in March, 2005, and the regular quarterly payments that would have been due in March, 2005 were deferred until June 2005 by agreement of the lender. As a result, there is currently no default under these obligations as restructured, but if the payment is not made as agreed in June 2005, a default will occur that would give the lender the right to demand immediate repayment of all amounts due. If the requisite payment is not then made, Lac Dore Mining Inc. could lose its mining claims for the Lac Dore vanadium/titanium deposit.

As reported on our Quarterly Report on Form 10-QSB as filed with the SEC, during the quarterly period ended December 31, 2004, we incurred a net loss of $2,284,322 or ($.08) per share. Our net loss for the quarterly period ended December 31, 2003 was $495,416 or ($.02) per share. The increase in net loss was primarily due to significant increases in research and development, management wages and benefits, professional fees and interest and finance charges. The interest and finance charges were approximately $683,000. On March 31, 2005, our working capital deficit was approximately $3,866,477. See "Additional Information" in our prospectus.

Subsequent to December 31, 2004, the holders of convertible promissory notes issued by us in the aggregate amount of $800,000 converted their notes into 1,066,667 shares of our common stock.

We have entered into agreements with 19 potential users of WindStor systems. The agreements allow for us to conduct wind testing of installation sites for DWTs to determine whether WindStor could be economically viable. We intend to utilize a third party to assistance us in determining whether WindStor can be economically viable at particular sites. Irrespective of the results and price structure, none of the potential users is under any obligation to purchase or lease any products from us.

Jan Mracek had been, prior to his death in May 2005, Director of technology of Lac Dore Mining, Inc. since January 2003. We plan on outsourcing his functions.

At our Annual Meeting of Shareholders held on April 14, 2005, our shareholders reelected the then current Board of Directors and ratified the choice of BDO Seidman, LLP as our independent auditor.

As reported on our Quarterly Report on Form 10-QSB as filed with the SEC, during the quarterly period ended March 31, 2005, we incurred a net loss of $1,629,104 or ($.06) per share. Our net loss for the quarterly period ended March 31, 2004 was $1,329,359 or ($.05) per share. The increase in net loss was primarily due to the amortization of debt discount related to the intrinsic value of the beneficial conversion feature of the convertible promissory notes. On March 31, 2005, our working capital deficit was approximately $3,866,477. See "Additional Information" in our prospectus.

Our plan to go directly to commercial installations for the 200 kW DWTs has altered our funding requirements. Previously, we intended to install a 200 kW prototype at a Department of Energy site for testing. That Department has now expressed interest in commercial installations to meet a portion of its electricity load with renewable energy. The terms of a potential commercial installation (the number of DWTs and selling price of electricity) are in discussion. We will require significant amounts of capital to install each DWT and for general and administrative expenses. If we are successful in obtaining funds to be utilized in connection with WindStor, we intend to allocate them as follows:

      USES	                                 Balance of FY 2005
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Design & Engineering Completion				 $   100,000
2 x 200 kW WWT Fabrication				 $ 1,000,000
Installation and Commissioning				 $   500,000
Cash Used For Operations	                       	 $ 2,600,000
Engineer and test WindStor prototypes and ongoing R&D 	 $   400,000
Capital Expenditures - WindStor Projects              	 $ 1,400,000
Repayment of Long Term Debt	                       	 $   110,000
Inventory, working capital, funding availability      	 $ 5,490,000
- ------------------------------------------------------------------------
TOTAL	                                              	 $11,600,000


Management has decided to seek a buyer or strategic partner for the Lac Dore deposit. Current market prices, at all time highs for Vanadium pentoxide, and our focus on WindStor have initiated this effort. We intend to engage an investment banking firm to assist us in this activity. We intend to continue the development of our vanadium refining technologies if funding becomes available. Whether this technology is part of a potential sale of Lac Dore will depend upon the value allocation. We may consider a license of the technology rather than sale if the prospects of increased value is determined. There can be no assurance that we will be successful in finding a strategic partner or enter into a license agreement on terms not unfavorable to us, if at all.

On May 20, 2005 Doris F. Galvin and John J. DiMora resigned as members of our Board of Directors. Ms. Galvin stated that she resigned because she had become President of WindStor Power Co., one of our wholly owned subsidiaries, and, as such, she was no longer an independent director. She felt that it was in our best interest that she be replaced by a Director who is independent. Mr. DiMora stated that he resigned from the Board of Directors in order to allow the Board to replace him with a candidate who has stronger experience in the energy sector consistent with our goal of building a Board of Directors with deep experience and expertise in the energy sector. Ms. Galvin was a member of the Audit Committee of our Board of Directors.

Also on May 20, 2005, the Board of Directors appointed two new Directors to fill the places of the Directors who resigned. The two new Directors are:

William H. Damon III, P.E., age 52, has been the CEO of Cummins + Bernard, Inc.(electrical, mechanical and structural engineering consultants) since 2002, and COO/President since 1995, responsible for strategic development and consulting to corporate clients. Prior to joining Cummins + Barnard in 1990, his experience included positions with an independent energy development company, a large international consulting engineering firm, as well as a major Midwestern investor-owned utility. Mr. Damon has served in a senior consulting position on major power plant renovations and unit additions, and has participated in cogeneration projects ranging from 2400 kW landfill gas facilities utilizing reciprocating engine designs to 650+ MW merchant plant designs incorporating both frame and aero-derivative gas turbine technologies. Mr. Damon holds a degree in Mechanical Engineering from Michigan State University.

Anand Gangadharan, age 42, has been the President of NOVI Energy, a company focused on serving industrial and large commercial customers with energy management and energy infrastructure development and implementation services, since 2002. Mr. Gangadharan has broad management experience in the US regulated and competitive energy industry, with particular emphasis on the utilization of advanced energy technologies for end-user benefit. Prior to his employment by NOVI Energy, Mr. Gangadharan has held executive and senior management positions with CMS Energy and PacifiCorp. Mr. Gangadharan has graduate degrees in Nuclear Engineering and Physics from Texas A&M University and the University of Madras, India, respectively. He has authored and presented several papers at international forums.

On July 8, 2005, we entered into an agreement with Brooks, Houghton & Company, Inc. to assist us in seeking a buyer or strategic partner for the Lac Dore deposit. We have agreed to pay Brooks, Houghton a retainer of $100,000 which will become payable at the time that we raise at least $2 million of equity capital. We have also agreed to pay Brooks, Houghton a maximum of 5% of the value of any transaction. Upon the execution of a binding agreement for the sale of the Lac Dore mining deposit, we will issue warrants to Brooks, Houghton for the purchase of 200,000 shares of our common stock for each $10 million of the transaction value. The warrants will have a five year term and will have an exercise price of 105% of the price per share of our common stock on the date the warrant is issued. We have also agreed to grant Brooks, Houghton "piggyback" registration rights regarding the shares underlying the warrants. The engagement is effective for a period of nine months, during which time Brooks, Houghton will be our exclusive financial advisor for the sale of the Lac Dore mining deposit.

Gary L. Westerholm, President/Director, has agreed to loan us up to $250,000 pursuant to a promissory note dated August 1, 2005. Under the terms of the note, we may draw against this amount up to the aggregate total of $250,000.00. The total amounts drawn together with interest at 3.58%, the Applicable Federal Rate on August 1, 2005 (the lowest rate allowed by the Internal Revenue Code relating to unstated interest and original issue discount), are to be repaid on or before September 15, 2005.

Our Board of Directors on August 1, 2005 approved the extension of the expiration date of certain options that were to have expired August 15, 2005. These options totaling 613,700 options are extended to August 15, 2006. None of the option holders involved are affiliates of McKenzie Bay International, Ltd.

August 3, 2005